15045646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2015 Washington DC 403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OBD SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N Michigan Avenue, Suite 3700
(No and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Mast 312-768-1632
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 N Wacker Dr (Address) Chicago (City) IL (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 2/26/15

2/27/15

OATH OR AFFIRMATION

I, Darren Mast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OBD Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Justin Badger 2/20/2015

Notary Public

OFFICIAL SEAL
JUSTIN BADGER
Notary Public - State of Illinois
My Commission Expires Feb 20, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Under Separate Cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBD SECURITIES LLC
Year Ended December 31, 2014

Index | **Page(s)**

pwc

Report of Independent Registered Public Accounting Firm

To the Management of
OBD SECURITIES LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of OBD SECURITIES LLC (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2015

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

OBD SECURITIES LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 4,563,875
Receivable from clearing broker, net	1,690,017
Other assets	10,000
Total assets	$ 6,263,892
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 108,967
Payable to affiliates	689,416
Total liabilities	798,383
Member's Equity	5,465,509
Total liabilities and member's equity	$ 6,263,892

The accompanying notes are an integral part of the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: OBD SECURITIES LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the CBOE Stock Exchange, LLC (CBSX). The Company is a wholly-owned subsidiary of TEZA GROUP LLC (the Parent).

The Company was organized on January 19, 2010 and became effective as a registered broker-dealer on August 3, 2010. The Company's primary business operations includes buying and selling securities for its own account. The Company does not have customers and does not clear trades or hold funds or securities for other individuals or entities. The Company maintains clearing relationships with ABN AMRO Clearing Chicago LLC.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting principles generally accepted in the United States (US GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Proprietary securities transactions are recorded on trade date, as if they had settled and are carried at fair value. The resulting realized gains and losses and change in unrealized gains and losses are reflected in proprietary trading, net in the statement of operations. Related trading fees are recorded on trade date and reflected separately in the statement of operations. Interest income and expense is recognized under the accrual basis. Dividend income and expense, if any, is recognized on the ex-dividend date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from clearing broker on the statement of financial condition.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company and is disregarded entity for federal and state tax purposes. Therefore, these financial statements do not include any provisions for federal or state income taxes.

For the year ended December 31, 2014, management has determined that there are no material uncertain tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current tax year and prior three tax years.

Note 2. Receivable from Clearing Broker

At December 31, 2014, receivable from clearing broker, net represents cash on deposit.

Note 3. Fair Value Measurement and Derivative Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

As of December 31, 2014, the Company had no financial instruments categorized as Level 2 of the fair value hierarchy.

At December 31, 2014, other assets consist of a Joint Back Office investment (JBO investment) in the preferred stock of one of the firms that the Company has a clearing relationship with for which there is no exchange or independent, publicly quoted market. Management has estimated the fair value of the JBO investment based on the redeemable par value of the preferred stock, which may differ significantly from the value that would have been used had a ready market existed for such equity investments. The fair value of this JBO investment as of December 31, 2014 is $10,000. This financial instrument is classified as Level 3 in the fair value hierarchy. There was no activity for this financial instrument for the year ended December 31, 2014

The Company assesses the levels of investments at each measurement date, and transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. There were no transfers between levels during the year.

Note 4. Related-Party Transactions

Teza Technologies, LLC (Technologies) and National Tower Company LLC (NTC) are wholly owned subsidiaries of Teza Services LLC. Teza Services LLC and the Parent are held under common ownership. Technologies and NTC are affiliate entities of the Company.

Technologies provide various services, administrative support, and office space to the Company. At December 31, 2014, $592,405 is reflected in Payable to Affiliates on the Statement of Financial Condition.

NTC provide communication support to the Company. At December 31, 2014, $97,011 is reflected in Payable to Affiliates on the Statement of Financial Condition.

The Parent contributed $4,700,000 to the Company during 2014 to fund the development of new trading strategies within the Company. The Parent will continue to support the Company through the development stage until the new trading strategies are implemented.

Note 5. Financial Instruments with Off-Balance-Sheet Risk

Concentration of credit risk: The Company conducts business with a broker-dealer for its trading activities. The clearing and depository operations of the Company's trading activities are performed by their broker pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at a financial institution located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Note 6. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as its clearing broker, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The outcome of these matters is inherently uncertain, particularly with the respect to unasserted claims and proceedings. Accordingly, estimates may change from time to time and actual losses may be more or less than the current estimate. The Company accounts for potential losses related to these actions in accordance with the accounting guidance for contingencies. As of December 31, 2014, reserves provided for potential losses and the range of reasonably possible losses, in excess of reserves, related to litigation, regulatory and related matters were not material, and based on currently available information, the outcome of any preceding will not have a material adverse effect on the Company's operating results or financial condition.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of $5,455,509 and $100,000, respectively, and its net capital ratio was 0.15 to 1. The minimum net capital requirements may effectively restrict the payment of distributions.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, the Company files an exemption report as the Company had no obligations under 15c3-3

Note 8. Subsequent Events

The Company has evaluated subsequent events through February 23, 2015 for potential recognition and/or disclosure, noting none.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of
OBD SECURITIES LLC:

We have reviewed OBD SECURITIES LLC (the "Company") assertions, included in the accompanying OBD Securities LLC's Exemption Report, in which (1) the Company stated that it may file an Exemption Report in accordance with 17 C.F.R. § 240. 17a-5 footnote 74, because the Company does not hold customer funds or securities, is not claiming an exemption from 17 C.F.R. § 240.15c3-3, and its business activities are limited to propriety trading; and (2) the Company stated that it met the provisions of 17 C.F.R. § 240. 17a-5 footnote 74 throughout the period June 1, 2014 to December 31, 2014 without exception.

The Company's management is responsible for the assertions and for compliance with 17 C.F.R. § 240. 17a-5 footnote 74 throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with C.F.R. § 240.17a-5 footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects.

PricewaterhouseCoopers LLP

February 23, 2015

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

OBD Securities LLC
150 North Michigan, Suite 3700
Chicago, IL 60601

Phone: 312-768-1600
Fax: 312-768-1699

OBD Securities LLC's Exemption Report

OBD Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report in accordance with Footnote 74 under 17 C.F.R. § 240. 17a-5, because the Company does not hold customer funds or securities, is not claiming an exemption from 17 C.F.R. § 240.15c3-3, and its business activities are limited to proprietary trading.

(2) The Company has met the provisions of Footnote 74 under 17 C.F.R. § 240. 17a-5 throughout the period June 1, 2014 to December 31, 2014 without exception.

____

OBD Securities LLC

I, Daniel Deering, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Finance Director

February 23, 2015